Exhibit 99.1

COSCIENS Biopharma Inc. Acknowledges Receipt of Intended Director Nominations from Goodwood for the Upcoming Annual and Special Meeting of Shareholders

TORONTO, ONTARIO, May 26, 2025 – COSCIENS Biopharma Inc. (NASDAQ: CSCI) (TSX: CSCI) (“COSCIENS” or the “Company”), a life sciences company developing and commercializing a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products, today confirmed that its Board of Directors has received a letter from Goodwood Fund and Puccetti Funds Management Inc.(“Goodwood”) regarding six (6) director nominations for the Company’s upcoming Annual and Special Meeting of Shareholders.

“We respectfully acknowledge receipt of the statement regarding the intentions from Goodwood and are carefully reviewing its contents,” said Ronnie Miller, Chair of the Board of COSCIENS Biopharma. “With this in hand, the Board will evaluate and determine its path forward and remains fully committed to acting in the best interests of COSCIENS and our shareholders.”

The Company will continue to provide updates to shareholders related to this matter.

About COSCIENS Biopharma Inc.

COSCIENS is a life sciences company which develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products. Our technology includes proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals. Our consolidated portfolio also includes macimorelin (Macrilen®; Ghryvelin®), the first and only U.S. FDA and European Medicines Agency approved oral test indicated for the diagnosis of adult growth hormone deficiency (“AGHD”).

The company is listed on the NASDAQ Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “CSCI”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to: our plans for the Phase 2a Clinical Efficacy Study of its Avenanthramides tablets, our goal to commercialize our nutraceutical products (including our OBG chewable bar and YBG powder), the potential of our PGX technology and our goals and expectations regarding our other plans related to the development, manufacture or commercialization of our products.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products, product development and related clinical trials and validation studies; results from our products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in children (CGHD) may impact the market for macimorelin (Macrilen®; Ghryvelin®) in adults (AGHD) and the existing relationships we have for that product; ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products and its customers, the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the NASDAQ Capital Market.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those discussed in our Annual Report on Form 20-F and MD&A filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Issuer:

Anna Biehn

Chief Executive Officer

E: ABiehn@cosciensbio.com

Investor Contact:

Jenene Thomas

JTC Team

T: (US): +1 (908) 824-0775

E: csci@jtcir.com